UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                         Wheeling-Pittsburgh Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    963142302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                            S.A.C. Capital Advisors, LLC
                               72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 27, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------                        -------------------
CUSIP No. 963142302                                          Page 2 of 7 Pages
-------------------------------------                        -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

-------------------------------------                        -------------------
CUSIP No. 963142302                                          Page 3 of 7 Pages
-------------------------------------                        -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

-------------------------------------                        -------------------
CUSIP No. 963142302                                          Page 4 of 7 Pages
-------------------------------------                        -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on October 22, 2007 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed on November 19, 2007 ("Amendment No.1") (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, $0.01 par value per share, of Wheeling-Pittsburgh Corporation, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.


Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

     As reported in the Issuer's 8-K filed with the Securities and Exchange Commission on December 3, 2007, the Issuer completed its business combination with Esmark Incorporated on November 27, 2007. As a result of the combination, each share of Common Stock outstanding prior to the combination was exchanged, depending upon the election of the holder of the Common Stock, for either: (i) one share of common stock of Esmark Incorporated ("Shares"); (ii) Shares and the right to subscribe for and purchase Shares; or (iii) the right to receive, upon valid election and exercise of such right, $20.00 per share of Common Stock in cash. As reported in Amendment No. 1, the Reporting Persons elected to tender all their shares of Common Stock.


Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on December 5, 2007, the Reporting Persons beneficially own no shares of Common Stock.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

         (i) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock;

         (ii) Sigma Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock; and

         (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock.

     (c) On November 27, 2007, the Reporting Persons tendered all of their shares of Common Stock in conjunction with the business combination of the Issuer and Esmark Incorporated described in the Form 424(b)(3) filed with the Securities and Exchange Commission by Clayton Acquisition Corporation on October 30, 2007 (the "Prospectus") for the merger consideration described in the Prospectus. (See Item 4).

     (d) No person other than Sigma Capital Management, Sigma Capital Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by Sigma Capital Associates.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on November 27, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007


                                SIGMA CAPITAL MANAGEMENT, LLC


                                By:  /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person


                                SIGMA CAPITAL ASSOCIATES, LLC


                                By:  /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person


                                STEVEN A. COHEN


                                 By:  /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person